GEOLOGIC REPORT RB04EXE-1

EXECUTIVE SUMMARY REPORT

FOR THE RAINBOW HILL PROJECT,

VALDEZ CREEK MINING DISTRICT,

ALASKA

prepared for

Freegold Ventures Limited

Freegold Recovery Inc. USA

2303 West 41st Ave.

Vancouver, B.C V6M 2A3

prepared by

Avalon Development Corp.

P.O. Box 80268

Fairbanks, AK  99708

August 23rd, 2004

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

TABLE OF CONTENTS

Cover Sheet

...i

Table of Contents

...ii

List of Figures

...ii

List of Tables

...iii

List of Appendices

...iii

Summary

...iv

Introduction and Terms of Reference

...1

Disclaimer

...2

Property Description and Location

...3

Access and Infrastructure

...3

History

...4

Geologic Setting

...12

Deposit Types

...16

Mineralization

...19

Exploration

...20

Drilling

...29

Sample Method and Approach

...29

Sample Preparation, Analysis and Security

...29

Data Verification

...29

Adjacent Properties

...29

Mineral Processing and Metallurgical Testing

...30

Mineral Resource and Mineral Reserve Estimates

...30

Other Relevant Data and Information

...33

Interpretations and Conclusions

...33

Recommendations

...35

References Cited

...37

Statement of Qualifications

...44

LIST OF FIGURES

Figure 1: Location map for the Valdez Creek district.

Figure 2: General land status for the Valdez Creek district.

Figure 3: Lode and placer prospect location map for the Valdez Creek district.

Figure 4: General geology of the Valdez Creek district.

Figure 5: Metamorphic facies maps of the Valdez Creek district.

Figure 6: Comparison of Valdez Creek with Tintina and Kuskokwim belts.

Figure 7: Plan map of the TMC zone discovery trench.

Figure 8: Plan map of the Gold Hill prospect area.

Figure 9: Plan map of the Black Creek adit.

Figure 10: Plan map of the Timberline Creek prospect area.

Figure 11: Longitudinal section through the TMC zone.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

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LIST OF TABLES

Table 1: Gold production summary for the Valdez Creek district.

Table 2: Comparison of Valdez Creek district with Tintina and Kuskokwim belts.

Table 3: Significant drilling results from the Rainbow Hill project, 1989 - 1996.

Table 4: Drill intercept table for TMC zone resource estimate.

Table 5: Resource summary for the TMC zone.

LIST OF APPENDICES

Appendix 1: Legal summary of the Rainbow Hill claim block

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

SUMMARY

The Rainbow Hill project is situated in Valdez Creek mining district in the Maclaren metamorphic belt of the central Alaska Range.  These rocks were derived from metamorphism of the Jurassic Kahiltna overlap assemblage (Nokleberg and others, 1994).  Rocks in the district range from prehnite - pumpellyite grade black argillite and graywacke on the south through sillimanite gneiss to the north.  District structures include northeast, northwest, east-west and north south structures.  Intrusives ranging in age from Late Cretaceous through early Tertiary intrude the metamorphic rocks of the district.  The district has produced approximately 600,000 troy ounces of placer gold and a negligible amount of lode gold.  With the exception of the 90,000 ounce resource at the TMC zone on the Rainbow Hill project, no other lode gold resources have been defined in the district.

Information which has been generated in the Valdez Creek district since 1992 strongly suggests that gold occurrences in this district are plutonic-related.  These new data also suggest that large areas of the Valdez Creek district where exploration has not been conducted are in fact highly prospective for intrusive-related gold mineralization. Sericite from gold-bearing quartz veins returned 40Ar39Ar ages ranging from 57.6 to 63.1 Ma (Adams and others, 1992).  These data suggested that mineralization occurred well after the 70 Ma peak of regional metamorphism in the district (Goldfarb and others, 1997, Davidson, 1991) and at approximately the same time as small stocks such as the Gold Hill stock (Adams and others, 1992) and the Butte Lake intrusive complex in the adjacent Healy A2 quadrangle (Smith and others, 1988).

Stable isotope data from the Valdez Creek district presented by Goldfarb and others (1997) were originally interpreted as being compatible with a metamorphogenic process.  Examination of these results suggests that sulfur, hydrogen and oxygen isotope data are equally compatible with the plutonic-related gold models of McCoy and others (1997, 2002) and Rombach and Newberry (2001).  Isotopic data from pyrite, sphalerite and arsenopyrite from the Valdez Creek district returned δ34S values ranging from -12.1 to +0.9o/oo which spans the same general range of δ34S values for plutonic-related gold occurrences in the Fairbanks Mining district (δ34S = -5 to +5o/oo, McCoy and others, 1997) and from plutonic-related gold occurrences in the Kuskokwim Mineral belt of southwestern Alaska (δ34S = -6.5 to +0.9o/oo, McCoy and others, 1997).  Oxygen isotopes from the Valdez Creek district returned δ18O values ranging from 14.9 to +18.5o/oo which spans the same general range of δ18O values for plutonic-related gold occurrences in the Tintina Gold belt of Interior Alaska (δ18O = 11.6 to +17.8o/oo, McCoy and others, 1997).  Hydrogen isotopes taken from micas from the Valdez Creek district returned δD values ranging from -53 to -92o/oo which matches the range of δD values for plutonic-related gold occurrences in the Tintina Gold belt of Interior Alaska (δD = -46 to -132o/oo, McCoy and others, 1997).

Fluid inclusion data are limited for the Valdez Creek district but suggest gold mineralization occurred with low salinity, CO2-rich fluids under moderate to high temperature (290-305oC) and moderate pressure (>1-2.3 kb) conditions (Herzberg, 1980, Goldfarb and

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P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

v

others, 1997).  Fluid pressure, temperature and composition data from the Tintina Gold belt are nearly identical to those from the Valdez Creek district (McCoy and others, 1997, 2002) further indicating that gold mineralization in the Valdez Creek district may be plutonic-related.

Bismuth and tellurium contents have been widely applied to zoning models for plutonic-related gold occurrences in the Tintina Gold belt and Kuskokwim Mineral belt (Flanigan and others, 2000, McCoy and others, 1997, McCoy and others, 2002).  Higher gold to bismuth correlations at a given occurrence suggest closer proximity to intrusive heat and fluid sources.  Lower gold to bismuth correlations generally indicate emplacement more distal to intrusive sources.  There is only limited amount of bismuth analyses for the Valdez Creek district, none of which were analyzed at the more useful lower detection limits currently available (Freeman, 1991b).  The few analyses for Bi that do exists suggest a strong correlation between Au and Bi in soils (Wiltse and others, 1991), in heavy mineral concentrates from placer gold operations on White Creek (Freeman, 1991b) , from rock samples collected in intrusive rocks from the Timberline Creek and Black Creek prospects and from garnet-bearing schists at the Dan prospect (Freeman, 1992).  Collectively these samples suggest a proximal fluid and heat source for several known gold occurrences in the Valdez Creek district.  This conclusion is further supported by the observations that gold and tellurium occur together in hand specimens in the Timberline Creek area despite a poor statistical correlation between these two elements as a result of surface weathering phenomenon (Adams and others, 1991, Herzberg, 1980).  Gold is even more strongly associated with tellurium than it is with bismuth in proximal gold occurrences in Interior and Southwest Alaska such as Pogo, Fort Knox, Dolphin, Golden Zone and Shotgun (McCoy and others, 1997, 2002, Smith and others, 1999, 2000; Flanigan and others, 2000, Freeman, 2002a, 2002b).

The location of placer gold-producing streams has been used in the past to focus gold exploration in the Valdez Creek district.  While placer gold in a drainage clearly is a positive geochemical indicator of potential lode mineralization, recent Alaskan gold discoveries have shown that the absence of gold in a given drainage does not mean that particular drainage has low potential to host a major lode gold occurrence.  Bundtzen and Miller (1997) concluded that there is a negative correlation between the amount of gold production from a given drainage and the location of major gold occurrences in Southwest Alaska such as Donlin Creek (27.8 Moz).  Similar conclusions can be drawn for deposits such as Fort Knox (7.2 Moz), True North (3 Moz) and Pogo (5.6 Moz) in Interior Alaska.  Gold in all of these deposits is relatively fine grained and the majority of this gold is not recoverable by gravity methods.  Streams draining these deposits have little or no recoverable placer gold associated with them and have little or no past placer gold production from them.  As a consequence exploration in these drainages has been limited because they were thought to have lower potential for lode gold mineralization.

Based on the existing data from previous work completed in the Valdez Creek district combined with information derived from more recent gold discoveries in Alaska and the Yukon Territory, it clear that the Valdez Creek district has many of the earmarks of plutonic-related gold deposits.  Future exploration efforts should be designed to evaluate specific targets for intrusive related gold mineralization.

Recommended work in the Valdez Creek district includes data compilation into a single GIS database, land status compilation, claim staking, reconnaissance and prospect scale field exploration programs and exploration drilling on the TMC, Lucky Saddle. Dan, Valdez Creek North, Timberline Creek and Butte Lake prospects.  Total cost of these programs is approximately US$1,080,000.

INTRODUCTION AND TERMS OF REFERENCE

The following report was commissioned by Freegold Recovery Inc. USA, a subsidiary of Freegold Ventures Limited (collectively referred to here as “Freegold”) to summarize the geology and mineralization at the Rainbow Hill gold project in central Alaska (Figure 1). The form of this report is intended to be consistent with Canadian National Instrument 43-101 (NI43-101).  Freegold first acquired an interest in the property in 2003 although significant work has been conducted on the project dating back to 1985.  Avalon was involved in all of these programs and was retained to complete this summary report for Freegold.  Recommended work programs are included at the end of this report.

Figure 1

ARCTIC OCEAN
BEAUFORT SEA
Barrow
Prudhoe Bay
RUSSIA
CANADA
NORTHWEST TERRITORIES
Arctic Circle
Anarraaq
Red Dog
Nolan Creek
Bornite
RUSSIA
ALASKA
Anadyr
Currey
Dolphin
Fort Knox
Gil
True North
Fairbanks
Pogo
Napoleon
YUKON TERRITORY
Brewery Cr.
Dublin Gulch
Dawson
Mt. Distin
Dime Cr.
Big Hurrah
Rock Creek
Nome
Kaiyah
Yukon River
Liberty Bell
Usibelli
Nikolai
Road Metal
Illinois Cr.
Nixon Fork
White Gold
Whitehorse
RUSSIA
UNITED STATES
Flat
Donlin Cr.
Anchorage
Tonsina
BRITISH COLUMBIA
Tulsequah Chief
Kensington
A-J
Juneau
Greens Creek
Shotgun
Pebble
BERING SEA
GULF OF ALASKA
Union Bay
Salt Chuck
Goodnews Bay
Kodiak
Rainbow Hill Project
PACIFIC OCEAN

FIGURE 1: Location map for the Rainbow Hill project, Healy Quadrangle, Alaska. Prospect location data from Avalon Dev., 2004.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.30).  For purposes of this report, the term “opt” will refer to troy ounces per short ton, “gpt” will refer to grams per metric tonne. “ppb” will refer to parts per billion and “ppm” will refer to parts per million. For purposes of this report, the term “Valdez Creek district” shall refer to the geographic area bounded by Butte Creek on the west, the East Fork Susitna River on the north, Pass Creek on the east and the Denali Highway on the south.  This area constitutes the historic Valdez Creek District rather than the current usage of the term which encompasses a considerably larger geographic area (Figure 2).

Figure 2

151°00'
150°00'
149°00'
148°00'
147°00'
63°30'
63°00'
62°30'
N
W
E
S
0
Miles
30
ALASKA
RANGE
Cantwell
Nenana
River
Denali
Hwy.
Rainbow Hill
Project Area
2
Valdez Cr.
3
1
4
Butte Cr.
River
Susitna
River
Chulitna
Hwy.
Parks
Talkeetna
TALKEETNA
MOUNTAINS
Valdez Creek
District
Outline
Glenn
Hwy.
Federal/State land open
to mineral entry
State/Native selected land
Federal/State land closed
to mineral entry
Native lands

FIGURE 2: General land status in the Valdez Creek mining district, Alaska. Data from Kurtak and others, 1992 and Avalon Development, 2004. Target areas: 1 = TMC; 2 = Valdez Creek North; 3 = Timberline; 4 = Butte Creek

DISCLAIMER

The attached report has been prepared by Avalon using public documents acquired by the author and private documents written by the author or given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation.  In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties.  Consequently, the use of this report shall be at the user’s sole risk and Avalon hereby disclaims any and all liabilities arising out of the use or distribution of this report or reliance by any party on the data herein. The interpretive views expressed herein are those of the author and may or may not reflect the views of Freegold .

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

PROPERTY DESCRIPTION AND LOCATION

The Rainbow Hill project is located in the eastern Valdez Creek district in the central Alaska Range in the northwestern Healy A-1 quadrangle, Alaska.  The Rainbow Hill project consists of 73 unpatented Federal lode claims covering 1,430 acres (Figure 2). Canalaska owns 100% of 12 of these claims while the remaining 61 claims are owned by Evolution Gold and the Miners Company and are held under lease by Canalaska Resources USA, a wholly owned subsidiary of Canalaska Ventures Ltd. (collectively Canalaska). A legal description of the claims is presented in Appendix 1.  Mineral rights in this part of Alaska are administered by the U.S. Bureau of Land Management. Annual rents are payable by August 31 of each year for unpatented federal mining claims and total $9,125. per year for the claim block.  Claim rentals are paid in lieu of annual labor for unpatented federal claims so no ground work commitment is present. All claims on the Rainbow Hill project currently are in good standing.

The land surrounding the project is situated currently has been transferred to State of Alaska ownership.  As such, any lands not currently covered by federal mining claims which are otherwise open to mineral entry must have State claims staked to acquire future mineral exploration and development rights.  There currently are no unusual social, political or environmental encumbrances to mining on the project.  The claims of the Rainbow Hill project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Freegold currently holds a valid Hardrock Exploration Permit on the project.  Additional permits for future work will be acquired from the U.S. Bureau of Land Management and Alaska Department of Natural Resources on an as-needed basis.

On September 8, 2003 Freegold Ventures Limited Management announced that it had entered into an Option/Joint Venture Agreement with Canalaska, whereby Freegold could earn up to a 65% interest in the Rainbow Hill project. Under the terms of the Agreement Freegold may earn a 50% interest by expending $2 million over 6 years, making cash payments of $160,000 over 4 years, and issuing 300,000 shares over 4 years. Freegold may increase its interest to 60% by completing a positive feasibility study, and 65% by putting the project into commercial production.

ACCESS AND INFRASTRUCTURE

The Valdez Creek mining district is located approximately 120 air miles due south of Fairbanks, Alaska (Figure 1).  The Valdez Creek district is bounded to the south by the Denali Highway, an all-weather gravel road maintained during the summer months by the State of Alaska.  State, federal and privately maintained gravel roads connect the Valdez Creek district to the Denali Highway. The two nearest population centers to the project area are Cantwell, located approximately 55 miles to the west at the junction of the Parks and Denali Highways, and Paxson, located approximately 75 miles to the east at the junction of the Richardson and Denali Highways.  The district can be reached via air at a 1,000 foot gravel air strip on lower Valdez Creek.

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P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

4

The Alaska Railroad, a state operated railroad providing daily year-round freight and passenger services between Fairbanks and Anchorage passes through Cantwell.  High capacity electrical power lines parallel the Parks Highway and the Alaska railroad and provide ready access to coal-fired mine-mouth power generated at Healy, approximately 30 miles north of Cantwell.  Industrial-scale power rates on this electrical grid range from 4-6 cents per kilowatt-hour.

The Valdez Creek district is situated in the western Clearwater Mountains, a subsidiary mountain belt in the southern Alaska Range.  Elevations in the project area range from approximately 3,000 feet to 6,000 feet above sea level (Figure 2).  Topography consists of a glacially dissected terrain with steeper ridges located to the south and generally more subdued topography to the north.  Vegetation consists of minor brush along some of the streams and alpine tundra dominating above 3,500 feet elevation.  The area receives heavy snowfall during the winter months and moderate rainfall in the summer months.  Field exploration activities can be conducted from late May through late September in most years.  The Valdez Creek open pit placer gold mine on the western end of the district operated on a year-around basis from 1984 through 1995.

HISTORY

Placer gold was discovered on surface gravel bars in what is now lower Valdez Creek by a party of prospectors led by W.G. Jack during the summer of 1897 (Dessauer and Harvey, 1980).  The party headed back to Cook Inlet intending to return the following year with more sophisticated equipment.  Word soon spread of the Jack party’s new gold strike on what was called Swollen Creek however it was not until August 15, 1903 that a prospecting party which included Peter Monahan, J. S. Smith, J. M. Johnson and J. C. Clarkson managed to reach the Jack party’s discovery site (Moffit, 1912).  Within two weeks of this date approximately 100 ounces of placer gold had been taken out of small surface pits along Swollen Creek which was renamed Valdez Creek by Monahan’s party (Dessauer and Harvey, 1980, Mendenhall, 1905).

The following spring saw a small stampede which resulted in staking of nearly all of the streams in the Valdez Creek mining district.  At the height of the Valdez Creek rush (1905-1910) approximately 150 miners were active in the district (Ross, 1933).  The Tammany Channel, an older fluvial channel was discovered in the fall of 1904 on the north bank of Valdez Creek.  This abandoned channel is covered by recent glacio-fluvial outwash and is situated 40 to 60 feet above the narrow gorge of present-day Valdez Creek (Saunders, 1953).  Between 1904 and 1912 the Tammany Channel constituted the main source of production in the district.  Drift mining methods were used extensively on various portions of the channel.  Nuggets as large as 48 troy ounces were reportedly taken from mines during this period (Brooks, 1908).  In 1912 a company known variously as Valdez Creek Placer Mines, McKinley Gold Placers and McKinley Placer Mining Company acquired most of the ground on Valdez Creek and began large scale hydraulic mining of the area formerly worked by drift mining methods.  Although gold was found in considerable volumes, the short working season and the large expenses involved with a remote site forced the corporation to cease operations in 1924.

AVALON DEVELOPMENT CORPORATION

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A small amount of drift mining occurred between 1924 and 1928 at which time hydraulic operations began anew on the Folk claim on the south side of Valdez Creek between Timberline Creek and the small town of Denali (Kurtak and others, 1992).  This area, mined intermittently until 1935 and continuously between 1935 and 1945, was thought to be the southern extension of the Tammany Channel (Ross, 1933).  Mining of abandoned channels prior to World War II yielded approximately 27,000 troy ounces averaging 65 cents per cubic yard (at $20.67/oz gold) with an average fineness of 852 (Smith, 1981 and Smith, 1941).  Bench mining on Valdez Creek before 1945 produced an additional 3,000 troy ounces from material averaging 70 cents per cubic yard at $20.67/oz gold (Smith, 1981).  Nearly all of the gold taken from high benches, channels and bars in Valdez Creek has been fine, flat gold typical of that in fluvioglacial deposits (Boyle, 1979).

More recent work on the Valdez Creek placers resulted in grade-yardage estimates from drilling and seismic refraction surveys.  Smith (1970a) estimated potential reserves of 35 million cubic yards of auriferous gravels grading 0.014 to 0.036 ounce per cubic yard on the Denali Bench between Timberline Creek and the Valdez Creek floodplain. By 1983 further evaluation of the bulk tonnage potential of the Valdez Creek deposit resulted in consolidation of the ground in the area by Denali Mining Ltd. (Kurtak and others, 1992).  That year saw extensive resource drilling and acquisition of the property by a joint venture consisting of Camindex Mines (now Valdez Mines), American Barrick Resources (now Barrick Gold) and Sullivan Mines (now Cambior Inc.).

The Valdez Creek mine began operations in 1984 and completed operations in 1995.  During this period the mine produced approximately 537,600 ounces of raw placer gold with an average fineness of 854 (459,162 refined ounces, Bundtzen and others, 1996).  Stripping ratios at Valdez Creek Mine ranged from 25:1 in the early years to 8.5:1 in the final year of operation.  The pay gravels averaged 0.077 ounces of gold per cubic yard with annual average grades ranging from 0.039 to 0.135 ounces per cubic yard.  Peak production was in 1992 when the operation recovered over 100,000 ounces of raw gold and refined 86,052 ounces of gold (Bundtzen and others, 1996).  The old Valdez Creek mine site was reclaimed by Cambior Inc. in the late 1990’s.

Operations at the Valdez Creek Mine focused attention on the district in the late 1980’s.  As a consequence in 1987 Ashton Mining purchased and leased the majority of the placer ground upstream of the Valdez Creek Mining Company operations.  Ground acquired by Ashton was adjacent to the western and northern boundary of the Rainbow Hill project claim block.  Ashton conducted close spaced reverse circulation drilling on 40 foot centers on lines spaced 100 feet apart to determine the dredge potential of ground on Valdez Creek proper, White Creek and lower Eldorado Creek.  Ashton terminated their lease options in the district after receiving unfavorable drilling results.

Several other creeks have produced small amounts of placer gold in the Valdez Creek district since 1903.  Unlike the glacial gravels of Valdez Creek, placer deposits on White Creek, Lucky Gulch, Eldorado Creek, Surprise Creek, Timberline Creek and several unnamed tributaries of Roosevelt Creek have yielded small amounts of gold from recent fluvial gravels.  Wimmler (1925a) estimated that by 1924 approximately 3,000 ounces of gold had been taken from residual placers in the steep gorge of Lucky Gulch.  Lucky Gulch, which forms the steep drainage between Gold Hill and Lucky Hill, is known for its course nuggets: single nuggets of 32, 47 and 52 ounces were produced in 1907, 1909 and 1910 (Moffit, 1909, 1912).  Lucky Gulch has been mined intermittently from 1908 to 1996.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

Prior to the early 1980’s White Creek reportedly produced 500 to 600 troy ounces of placer gold since discovery in 1908.  Most of the production was conducted by hydraulic methods about 1.5 miles up White Creek by the Wickersham brothers in 1925 to 1931 (Ross, 1933).  Production from White Creek, like Lucky Gulch, yielded strong evidence of residual gold-silver tellurides eroded from the upland areas of Gold Hill.  Following the rise of gold prices in 1979-80, several small scale open-cut placer operations mined intermittently on lower White Creek, particularly along the right limit (east side) of White Creek between Rusty and Little Rusty Creeks and near the confluence of White and Big Rusty Creeks (Freeman and others, 1990).  Total production from these operations is unknown but estimated at no more than 5,000 combined ounces.  Production ceased on these creeks in 1999 due to the depressed gold prices and the high stripping ratios.

Operations conducted by Northstar Mining (Lyle Beecroft and Ken Neptune) on the right limit of White Creek are significant from a future lode exploration standpoint for two reasons: (1) gold recovered from this area consisted of both flat, well-traveled gold and relatively fresh, ragged gold with minor amounts of quartz and carbonate attached, and (2) associated heavy minerals included abundant gray-black bismuthinite containing filigree native gold (Freeman, 1991b).  Gold fineness ranges from 845 to 849 (L. Beecroft, oral comm., 1990).  Native bismuth was reported from White Creek placer concentrates by Wimmler (1925) and Ross (1933).  Northstar’s production was located on the downstream side of tailings from a large hydraulic operation which operated on White Creek in the 1930's.  The significance of these observations will be discussed under “Interpretations and Conclusions”.

An unknown but probably insignificant amount of placer gold has been produced from recent gravels in Eldorado Creek and its tributaries (Figure 2).  Eldorado Creek was mined by small scale open cut methods in 1985.  A minor amount of hydraulic mining was conducted in the 1930's on lower Black Creek below the Black Creek lode prospect (Dessauer and Harvey, 1980).  Actual placer production from this creek is unknown but undoubtedly minor.  A small amount of residual gravel was mined in the mid 1990’s by Northstar Mining in the steep drainage mislabeled as “Black Creek” on topographic maps.  Black Creek is in fact the next left limit (west side) drainage upstream on Eldorado Creek.  Total production form “false” Black Creek was lass than 500 ounces (Oral Comm., L. Beecroft, 1996).

Until the early 1980’s there had been little or no production or exploration on other creeks in the Valdez Creek district despite the known presence of placer gold in virtually all of the tributaries that flow into Valdez Creek from the south.  Caprock Resources Corp. acquired several placer properties in upper Valdez Creek and lower White Creek during 1989.  They conducted over 12,000 feet of reverse circulation drilling in 1990 and reported proven, probable and possible reserves of 180,400 ounces (average grade of 0.052 ounces per cubic yard).  Pre-production feasibility work was planned for 1991 but was never carried out (Freeman and others, 1990b).  Placer gold-bearing gravels in lower Timberline Creek were drilled by the property owners during 1990 (Figure 2).  Six reverse circulation drill holes were drilled to a maximum depth of ninety five feet (Freeman and others, 1990).  Results are unknown but no mining or other exploration took place subsequent to this drilling.  A small placer operation was constructed in upper Grogg Creek from 1990 to 1992 but was not put into production.  Placer gold also has been produced in small quantities from Roosevelt Creek and Surprise Creek.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

Table 1 is a summary of published gold production estimates for various portions of the Valdez Creek district since 1903.  The figures quoted herein are estimates and often conflict where overlap of information exists.  In addition, gold was often used as barter for goods and services in the first half of the 20th century so published production figures probably are minimum production estimates. Given these cautions, the Valdez Creek district has produced approximately 586,000 ounces of placer gold during its 101-year history.

Table 1: Summary of placer gold production from the Valdez Creek District.

Description	Year(s)	Troy Oz	Reference
District Total	1903-1906	7,862	Kurtak and others, 1992
District Total	1907-1983	33,625	Kurtak and others, 1992
Valdez Cr. Mine	1984	22,983	Bundtzen & others, 1990
Valdez Cr. Mine	1985	34,934	Bundtzen & others, 1990
Valdez Cr. Mine	1986	29,235	Bundtzen & others, 1990
Valdez Cr. Mine	1987	24,671	Bundtzen & others, 1990
Valdez Cr. Mine	1988	52,102	Bundtzen & others, 1990
Valdez Cr. Mine	1989	73,074	Bundtzen & others, 1990
Valdez Cr. Mine	1990	13,701	Bundtzen & others, 1990
Valdez Cr. Mine	1991	50,420	Bundtzen & others, 1990
Valdez Cr. Mine	1992	100,767	Bundtzen & others, 1990
Valdez Cr. Mine	1993	41,641	Bundtzen & others, 1990
Valdez Cr. Mine	1994	55,765	Bundtzen & others, 1990
Valdez Cr. Mine	1995	38,350	Bundtzen & others, 1990
Remaining District	1984-1995	5,000	This report
District Total	1996-2003	2,500	This report
	TOTAL PRODUCTION	586,631

Shortly after discovery of placer gold on lower Valdez Creek, several small lode gold prospects were discovered in the hills south of Valdez Creek (Figure 3).  Although numerous pits and trenches were excavated, little in the way of lode development took place until the 1930's.  The Yellowhorn and Accident lodes were discovered in approximately 1906 (Tuck, 1938) on the north flank of Gold Hill (Figure 3).  The Accident prospect was mined by rocker box sluicing of igneous-hosted vein quartz containing free gold, pyrite, galena and sphalerite.  The material was derived from the steep stream gully above the discovery outcrop (Moffit, 1912).  No other public information concerning the Accident prospect has been found after 1912.  Kevin Thompson, a Talkeetna-based prospector explored the lode briefly in the mid-1990’s and still retains claims over the prospect.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

Figure 3

Placer Workings & Resources
Timberline Creek Adit
Gold Hill Prospect
Lucky Gulch Prospect
Lucky Top Prospect
Lucky Saddle Prospect
TMC Zone
Black Ck Mine
Rainbow Hill Project
N
W
E
S
0
Miles
2

FIGURE 3: Lode and placer gold prospects in the Valdez Creek mining district. Data from Avalon Development, 2004.
Placer prospect key: 1 = Valdez Creek mine (reclaimed); 2 = Timberline Cr.; 3 = Rusty Cr.; 4 = Lower White Cr.; 5 = Upper Valdez Cr.; 6 = White Cr.; 7 = Upper White Cr.; 8 = Lucky Gulch; 9 = Surprise Cr.
Lode prospect key: 10 = Sunny; 11 = Timberline Creek Adit; 12 = Freda G.; 13 = Campbell-Boedeker; 14 = Un-named;15 = Ole; 16 = Upper Rusty Creek; 17 = Wishbone; 18 = Yellowhorn; 19 = Accident; 20 = Lucky Gulch Lode; 21 = Gold Hill; 22 = White Creek Adit; 23 = Blarney; 24 = Lucky Top; 25 = Kaye; 26 = Lucky Saddle; 27 = TMC Zone; 28 = Black Creek Mine; 29 = Pipeline; 30 = Cunningham Hill; 31 = Gaucho; 32 = Molar; 33 = Crown Royal; 34 = Surprise Creek; 35 = Dan; 36 = Rusty Hill.

Work on the Yellowhorn prospect (Figure 3), a quartz-gold vein similar to the Accident lode, began in 1906 when the prospect was discovered by Mr. Frates (Tuck, 1938).  Various owners staked, worked and dropped the property between 1908 and 1920.  From 1921 to 1923, Steven O'Neil drove a short tunnel on the lode; no production is indicated.  The prospect was restaked in 1930 by Lawrence Coffield.  The most substantial work was that done by C. A. MacGahn and Elmer Boedeker who restaked and worked the property from 1932 to at least 1937 (Smith, 1939).  These owners drove a 60 foot tunnel approximately 12 feet below the short tunnel constructed by O'Neil.  Smith  (1938) reported a small test mill had been constructed in 1937 but little ore was worked.  Tuck (1938) states that the 60-foot tunnel would have missed the Yellowhorn vein regardless of the length of the tunnel.  No other significant work has been reported from the Yellowhorn prospect since 1937.

In 1925 J.M. Olsen discovered a gold-bearing quartz vein in Timberline Creek near its junction with Valdez Creek (Dessauer and Harvey, 1980).  This discovery stimulated a small rush of 40 to 50 hardrock miners into the district and lode claims were staked on Timberline Creek, Rusty Creek, Lucky Gulch, Eldorado Creek, Roosevelt Creek and Surprise Creek.  Olsen, Peter Monahan and Colligrossi worked the right limit bench claims on Timberline Creek for the next three years:  Olsen constructed a tunnel on the No. 6 Above claim and produced an unknown amount of gold.  Lou Powless discovered and prospected a series of veins higher up on the hill between Valdez Creek and Timberline Creek (probably the Big and Little Caribou veins). After receiving discouraging results from samples collected on the property, Powless committed suicide in 1928 and the ground was restaked by Laurence Coffield, J.M. Olsen and Clark Duff.  They mined the Little Caribou and Big Caribou veins by hand digging pits ten feet deep along the surface traces (Ross, 1933).  The ore was broken with a pick, crushed

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 with a two gallon mortar and pestle, collected with a teaspoon and then sluiced near the creek.  Coffield reportedly recovered about one ounce of gold per day by this method, suggesting he may have recovered as much as 100 ounces during a season (Adams and others, 1991).  By about 1932 three additional sub-parallel veins, the Freda G., Valdez No. 6 and Big Waterhole Veins, had been discovered.

In 1932 or 1933 John Carlson acquired Olsen's and Duff's claims and formed a partnership with Coffield.  The Alaska Exploration and Mining Co. (A.E.M.C) led by F. Wagner bought Coffield's share for $35,000 and leased Carlson's share for a 33% Net Smelter Royalty. In 1934 a 15-ton Marcy ball mill and amalgamation plant was constructed to process the Timberline mine ore (Tuck, 1938).  Eighteen men were employed to begin tunneling using water-line drills.  A 60 foot adit was driven to intersect the Freda G. vein from which some ore was milled.  Further down the hillside a new adit was driven over 600 feet which intersected the Big Caribou vein at 385 feet and the Little Caribou vein at about 500 feet.  This adit, known as the Timberline adit, was completed by 1937 but did not produce any significant amount of production from its more than 920 feet of workings (Smith, 1938, 1939).  Coffield continued to prospect for A.E.M.C. and discovered another parallel vein which assayed $35 per ton but was not exploited.  A.E.M.C. continued lode gold mining on Timberline Creek until 1937 when the effort was abandoned.  Total gold production from these efforts is unknown but probably less than 500 ounces.

The Timberline claims remained idle until they were relocated in the early 1950's by a partnership formed by Laurence Coffield and Earl and Lyle Bott.  Sometime in the mid 1950's they used a D-6 dozer and log skids to haul their equipment into the district via Monahan's original access route through Roosevelt Pass and established camps at Black Creek and Rusty Creek.  After only two years of placer mining these areas they terminated their partnership:  The Bott brothers took the Timberline claims and Coffield took the Black Creek claims.  The Botts continued to prospect the Timberline Creek claims for a few years until the death of Earl Bott at which point Lyle Bott sold the Timberline Creek claims to Glen Estes and his partners sometime prior to 1977.  The prospect remained inactive until the Timberline adit was reopened and mapped by Smith in 1969 (Smith, 1981).  University of Alaska graduate student Peter Herzberg conducted a detailed geological and geochemical evaluation of the prospect in 1979 and identified gold-telluride minerals at this site for the first time (Herzberg, 1980).  Limited sampling was conducted in 1990 of exposed quartz veins near the summit of the Timberline prospect (Adams and others, 1991).  Samples collected from the same area by the U.S. Bureau of Mines returned values up to 3.7 opt Au with elevated Cu and As (Kurtak and others, 1992). No significant work has been completed since that time although the area was restaked in September 2001 by Kevin Thompson.

The Campbell-Boedeker prospect was discovered in the early 1930's, following the discoveries at the nearby Timberline Creek prospect (Figure 3).  Campbell-Boedeker is an igneous hosted gold-quartz vein exposed near the mouth of the small south-draining tributary to upper Timberline Creek.  A 20 foot tunnel was emplaced on the prospect before 1936 and a sample of sulfide concentrates assayed 1.9 opt Au and 1.5 opt Ag. A sample of the sheared and pyritized diorite assayed 0.18 opt Au (Tuck, 1938). Smith (1970) reported samples with values up to 5 ppm Au, 5 ppm Ag, 5 ppm Bi and 0.4 ppm Te.  Fairbanks prospector Joseph Taylor exposed the western extension of the Campbell-Boedeker

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 vein in bulldozer trenches in the early 1970's.  This work exposed a 4 to 8 foot wide near-vertical auriferous quartz vein in a 50-75 foot vertical face (J. Taylor, oral comm., 1986).  Despite these encouraging results, no further work was been conducted on the prospect until 1990 when Adams and others (1991) conducted limited geochemical sampling with returned values from silicified breccia up to 0.443 opt Au, 0.58 opt Ag and 6,240 ppm As.  The prospect was traced approximately 1,000 feet to the west where a two inch thick oxidized quartz vein in the graywacke yielded values of 1.19 ppm Au and 9.4 ppm Ag (Adams and others, 1991).

The Rusty Hill prospect was discovered by Laurence Coffield in the early 1930s and is the only known lode gold occurrence on the north side of Valdez Creek (Figure 3).  Prospecting on the Rusty Hill prospect indicated the presence of gold, silver and copper associated with pyrite and pyrrhotite (Ross, 1933, Stevens, 2001).  Gold was associated with quartz stringers parallel to schistosity.  There are no known references to prospecting at Rusty Hill after the mid-1930’s.  State Selected claims covering this lode prospect currently are owned by Fairbanks-based Anglo Alaska Gold Corp.

The Lucky Top prospect near the summit of Lucky Hill (Figure 3) was discovered in August 1936 by John Babel, William McDonald, Fred Johnson and Casper Johnson (Tuck, 1938).  The discoverers followed auriferous quartz float and rubble up the east bank of Lucky Gulch to the discovery outcrop which yielded one sample the “size of a tea-cup” which contained almost 2 troy ounces of free gold (Tuck, 1938).  Individual nuggets of 32, 47 and 52 troy ounces were reportedly taken from nearby Lucky Gulch, possibly derived from weathering of the Lucky Top lode (Moffit, 1909, 1912).  A short tunnel was driven to intersect the lode at depth however no information is available regarding the results of this work.  This prospect was examined in 1987, 1988 and 1990 by CanAlaska Resources and returned values ranging from 0.78 opt Au in hornfels and breccia at the collapsed portal to 0.11 opt Au and 10.2 opt Ag from surface exposures of the same zone on the ridge line above the prospect (Freeman and Adams, 1988, Freeman and others, 1990).

The Black Creek or Wagner prospect was discovered in 1934 by Laurence Coffield (Figure 3).  Coffield sold his interest in the claims to F. L. Wagner who drove approximately 220 feet of underground workings in an adit and two small cross cuts prior to World War II (Smith, 1981).  No production was reported from Wagner's efforts.  This prospect was inactive until 1968 when subsurface and surface prospecting was initiate by Howard and Ed Lightfoot (Freeman and others, 1990).  Despite extremely high gold values reported by Smith (1981), gold production from the Black Creek mine is estimated at only 70 troy ounces derived from 200 tons grading 0.35 opt Au (Kurtak and others, 1992).

Pray (1985) reported assessment-level work by lessees on the Black Creek prospect in 1985.  The Black Creek property was examined by CanAlaska Resources during the period 1988 through 1992.  These efforts consisted of surface and underground mapping and sampling, IP and VLF-EM geophysical surveys and drilling of five RC holes (1,980 feet) and three diamond core holes (273 feet). During this same time period the Lightfoot bothers attempted to extend the main adit to the north to intersect a larger auriferous intrusive identified by Smith (1981) and sampled in surface trenches (Freeman and Adams, 1989).  This effort failed when the adit caved after advancing into incompetent sheared black argillite.  A second portal was collared at the same elevation approximately 20 feet west of the original Black Creek portal but was never advanced beyond the collar (Kurtak and others, 1992).  In the early 1990’s the Lightfoot

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 brothers attempted to drive a third adit located in the Eldorado Creek valley approximately 700 feet west and 250 feet below the original Black Creek adit.  Although a minor amount of intrusive and black argillite were treated in a small mill on-site, no significant production occurred and the effort was abandoned and reclaimed a few years later (Freeman, 1992, Adams, 1996).

CanAlaska Resources began initial prospect evaluations in the Valdez Creek district in 1985 and has maintained a presence in the district ever since.  Limited prospect evaluation work was conducted in 1985 through 1987 (Freeman, 1985, 1986a, 1986b, 1987).  The first substantive fieldwork was conducted in 1988 when grid-based soil sampling and detailed rock sampling was completed on the project (Freeman and Adams, 1988).  Anomalous gold and arsenic from soils prompted work the following year when 12 bulldozer trenches were excavated (total 1,200 feet) and chip channel sampling and detailed geologic mapping were conducted (Freeman and Adams, 1989).  This work resulted in the discovery of the TMC zone, an intrusive-hosted gold-arsenopyrite occurrence located about 2,500 feet south of the crest of Lucky Hill (Figure 3).  CanAlaska completed 7 RC drill holes (1,507.5 ft) in the TMC zone in 1989. Encouraging results prompted the company to expand their exploration efforts in 1990 (Freeman and others, 1990).  Exploration of the TMC zone during 1990 included 11,770 feet of RC drilling in 27 holes, 3,002 feet of diamond core drilling in 11 holes, 32,850 line feet of IP/resistivity surveys and 15,350 line feet of VLF-EM surveys.  Grid-based soil sampling and detailed rock sampling and mapping in the Lucky Hill and Gold Hill areas also were conducted during 1990.

During 1991 through 1995 CanAlaska Resources continued reconnaissance exploration of the Rainbow Hill project and staked additional claims in outlying areas (Freeman, 1992).  CanAlaska and the USGS completed a cooperative study of the detailed geochemistry and age of gold mineralization in the Valdez Creek Mining District (Adams and others, 1992).  In 1996 CanAlaska completed 1,400 feet of drilling in 5 RC holes on the Gold Hill prospect (Figure 3).  No significant work has been conducted on the Rainbow Hill project since 1996.

Several other small gold occurrences have been discovered in the Valdez Creek district.  A small pyritic quartz vein was discovered by John Babel, C. A. MacGahan and Olaf Thorgaard in 1953 in the first unnamed left limit tributary of Roosevelt Creek above Eldorado Creek (Figure 3).  Saunders (1953) visited the site and collected a sample but reported no gold in the sample. No further mention of this prospect is known.  Similarly, the Surprise Creek drainage has been prospected in the past (Ross, 1933) and more recently by Kevin Thompson since 1984, however no production has been reported from the prospect. CanAlaska Resources reported the discovery of two new mineral prospects in 1992 (Freeman, 1992).  The Dan and Denver prospects are located on the divide between Surprise Creek and Grogg Creek (Figure 3).  The Denver prospect, located at approximately 5,000 feet elevation on the south wall of upper Grogg Creek, is similar in many respects to the Black Creek prospect in that it is structurally controlled, intrusive-hosted and contains visible arsenopyrite, galena, chalcopyrite and pyrite in quartz-carbonate stockwork veins.  The Dan prospect is hosted in almandine garnet schist with up to 15% interstitial pyrite, arsenopyrite and chalcopyrite.  Gold mineralization is sporadic but ranges up to 0.509 opt and is associated with anomalous copper, silver, zinc, bismuth and iron (Freeman, 1992).

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GEOLOGIC SETTING

The Valdez Creek district is located within metamorphosed Late Jurassic flysch rocks just north of the regional-scale Talkeetna thrust fault (Figure 4).  Rocks to the south of the Talkeetna thrust fault are composed predominantly of massive tholeiitic basalts of the Triassic Nikolai Greenstone.  The Talkeetna thrust fault separates island arc assemblages of the Wrangellia terrane to the south from marine basinal overlap assemblages and their metamorphic equivalents of the Kahiltna terrane to the north (Davidson, 1990, Nokleberg and others, 1994).  The Kahiltna terrane rocks were deformed and metamorphosed in the middle Cretaceous during accretion of Wrangellia to the North American margin and by accretion of the Chugach terrane to the southern margin of Wrangellia (Nokleberg, 1994).  Nokleberg and others (1994) classify the metamorphic rocks of the Valdez Creek district as part of the Maclaren terrane despite their derivation from the Kahiltna terrane. Metamorphic grades within the Valdez Creek district increase from prehnite - pumpellyite facies rocks on the south to upper amphibolite facies sillimanite gneisses on the north (Figure 5).

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Figure 4

N
W
E
S
147° 08'
63° 15'
Susitna River
VS
VCS
ESB
Grogg Cr.
Valdez
Creek
White Cr.
LTF
Roosevelt Cr.
Timberline Cr.
BCF
Eldorado Cr.
Pass Cr.
EP
Windy
Creek
TTF
0 Miles 2
EXPLANATION
Late Cretaceous - Early Tertiary
Quartz monzodiorite, monzodiorite, quartz diorite and diorite.
East Susitna Batholith (ESB) and Valdez Creek Sill (VS): Quartz diorite, diorite and tonalite.
Late Jurassic - Early Cretaceous
Eldorado Creek Pluton (EP): Monzogabbro, monzodiorite, monzonite and theralite.
Tuffaceous and volcaniclastic rocks and argillite.
Argillite, siltstone and graywacke.
Staurolite-, almandine-, biotite- and chlorite-bearing schist.
Kyanite-, andalusite-, sillimanite-, staurolite- and almandine-bearing schist.
Triassic
Altered basalt, basaltic andesite and limestone lenses (Wrangellia).
Chlorite and muscovite schist, greenstone and marble (Clearwater terrane).
Lithologic contact.
Normal fault.
BCF = Black Creek Fault
Thrust fault.
VSZ = Valdez Creek Shear Zone
LTF = Lucky Thrust Fault
TTF - Talkeetna Thrust Fault
Overturned anticline.
Rainbow Hill claims

FIGURE 4: Geologic map of the Valdez Creek mining district, Alaska. Modified by Avalon Development after Smith (1981), Davidson (1990), Freeman and others (1990) and Adams (1996).

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Figure 5

147° 08'
63° 15'
N
S
E
W
Susitna River
Sillimanite Zone
VS
VCS
Almandine Zone
ESB
Grogg Cr.
Creek
Valdez
Biotite Zone
White Cr.
Roosevelt Cr.
Timberline Cr.
LTF
BCF
Eldorado Cr.
Pass Cr.
Chlorite Zone
Prehnite - Pumpellyite Zone
EP
Creek
Windy
TTF
0 Miles 2
EXPLANATION
Late Cretaceous - Early Tertiary
Quartz monzodiorite, monzodiorite, quartz diorite and diorite.
East Susitna Batholith (ESB) and Valdez Creek Sill (VS): Quartz diorite, diorite and tonalite.
Late Jurassic - Early Cretaceous
Eldorado Creek Pluton (EP): Monzogabbro, monzodiorite, monzonite and theralite.
Tuffaceous and volcaniclastic rocks and argillite.
Argillite, siltstone and graywacke.
Staurolite-, almandine-, biotite- and chlorite-bearing schist.
Kyanite-, andalusite-, sillimanite-, staurolite- and almandine-bearing schist.
Triassic
Altered basalt, basaltic andesite and limestone lenses (Wrangellia).
Chlorite and muscovite schist, greenstone and marble (Clearwater terrane).
Lithologic contact.
Normal fault.
BCF = Black Creek Fault
Thrust fault.
VSZ = Valdez Creek Shear Zone
LTF = Lucky Thrust Fault
TTF - Talkeetna Thrust Fault
Overturned anticline.
Rainbow Hill claims

FIGURE 5: Metamorphic facies and geologic map of the Valdez Creek mining district, Alaska. Rainbow Hill claims shown in red. Modified by Avalon Development after Smith (1981), Davidson (1990), Freeman and others (1990) and Adams (1996).

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Flysch sequences of the Maclaren terrane were formed in a deep marine setting and consist of massive carbonaceous argillite and graywacke with minor siltstone, tuff and volcaniclastic rocks (Figure 4).  The Eldorado Creek pluton, with a K-Ar age dates of 130 and 143 Ma, intrudes the Maclaren sequence and places a lower age limit for the flysch sequence of Early Cretaceous (Turner and Smith, 1974; Smith, 1981).  Metamorphic ages (40Ar39Ar) from the Valdez Creek district range from 62 to 75.7 Ma for metamorphic biotite and amphibole (Davidson, 1991).  Chlorite subfacies rocks generally parallel the east-west trending Black Creek fault.  To the north, on Gold Hill and Lucky Hill biotite grade argillites on the north are thrust over lower-grade rocks to the south along the east-west-trending, north-dipping Lucky thrust fault (Figure 4).  Metamorphic grade increases rapidly to the north passing through biotite, garnet, staurolite, kyanite and sillimanite-bearing schist and gneiss within three miles of the Lucky thrust fault.  Metamorphic isograds, including those for kyanite-in, staurolite-in, garnet-in and biotite-in, combined with detailed mapping in the Valdez Creek area suggest an inverted, Barrovian type metamorphic zonation (Figure 5, Adams, 1996, Smith, 1981; Davidson, 1991, 1992).

Metamorphic and deformational fabrics in the Valdez Creek area, including two penetrative schistosities (S1 and S2) and one nonpenetrative cleavage, suggest three deformation events (D1, D2 & D3, Davidson, 1991).  The oldest fabric (S1) consists of a north dipping, bedding-parallel foliation which only occurs within and north of the Valdez Creek shear zone, a ductile thrust(?) fault separating amphibolite facies rocks to the north from lower grade rocks to the south (Figure 4).  Kyanite+garnet psuedomorphs after staurolite occurring north of the Valdez Creek shear zone suggest temperature conditions of at least 670oC and pressures of at least 8 kilobars at the time of D1 deformation.  Further south S1 is cut by S2 which is manifest as a north dipping axial planar cleavage and preferred mica orientation.  Davidson (1991) identified cordierite rims on garnet within S2, which suggest reaction pressures of 3.5 to 5 kilobars during D2 deformation.  In the southern portion of the district S2 is deformed by a south dipping, axial planar cleavage associated with asymmetric folds and nonpenetrative cleavage which indicate north-vergence (D3). The pressure - temperature path outlined by these mineral assemblages suggests rapid isothermal decompression of the hanging wall (rapid uplift) following peak metamorphic conditions.

Four structural trends, all of post-metamorphic age, have been identified in the Valdez Creek district: an east-west trend, a N60E trend, a north-south trend and a N45W trend.  The east-west trend is best defined by the Black Creek fault which occurs within the argillite sequence and is marked by a zone of intense oxidation and shearing (Figure 4).  The Black Creek fault is thought to be a high angle fault zone although the magnitude and orientation of slip is unknown.  The N60E and east-west trends are defined by at least four major faults or fault zones and numerous axial traces of large to small-scale folds.  Major lithologic discontinuities occur along the N60E trending Lucky and Talkeetna thrust faults. The Valdez Creek shear zone consists of a series of north-dipping parallel thrusts(?) which form mineralogical discontinuities within the upper greenschist and amphibolite grade rocks (Figure 5).  Davidson (1991) and Davidson and others (1992) estimated approximately 5 miles of south-directed displacement within the Valdez Creek shear zone. White Creek and Roosevelt Creek appear to follow N45W linears which post date and laterally offset earlier N60E trending structures (WGM, 1994).  The magnitude and direction of offset is uncertain.  The north-south trending structures also appear to be high angle and are thought to represent the youngest structures in the district (Adams, 1996).  These north-south structures control drainage patterns of many of the south tributaries of Valdez Creek such as Lucky Gulch and Rusty, Little Rusty and Big Rusty Creeks (Figure 2).

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The axial traces of major folds in the Valdez Creek district trend east-northeast to northeast parallel to a regional scale antiform trending N60E through the Valdez Creek district (Figure 4).  The south limb of this large scale antiform is characterized by numerous tight, upright to overturned folds with south-dipping fold asymmetry (northward vergence).  The north limb of this antiform is characterized by isoclinal, recumbent folds, and axial planar thrusting, with north-dipping fold asymmetry (southward vergence).  A second major overturned antiform is located on the north side of Windy Creek also suggesting north vergence, possibly related to the Talkeetna thrust (Figure 4).

Only a few reliable age dates are available from intrusive rocks in the Valdez Creek district.  40Ar39Ar ages for amphiboles from the tonalite sill on the north side of Valdez Creek (Figure 4) range from 72.5 to 77.5 (Davidson, 1991).  U-Pb dates from the East Susitna batholith indicate an age of 70 Ma (Alienikoff and others, 1981).  40Ar39Ar ages for biotite from the Gold Hill diorite returned an age of 61.2 Ma (R. Goldfarb, written comm., 1992).  K-Ar dates from the Butte Lake intrusive complex about 10 miles west of the Valdez Creek district returned ages ranging from 55.9 to 64.3 Ma (Smith and others, 1988). The Butte Lake complex intrudes the southwestern extension of the same rocks that host mineralization in the Timberline Creek and Gold Hill - Lucky Creek areas to the east (Figure 4). The significance of these dates with respect to gold mineralization will be discussed under “Deposit Types”.

DEPOSIT TYPES

In the late 1980’s and early 1990’s information relating to metamorphogenic gold deposits was widely applied to Alaskan and northern Cordilleran gold occurrences such as the AJ and Treadwell gold deposits in the Juneau Gold Belt, the Bridge River district in British Columbia and the Valdez Creek district (Kirkham, 1989; Fredricksen and Miller, 1989; Miller and Goldfarb, 1994; Miller and others, 1995; Goldfarb and others, 1988, 1991; Woodsworth and others, 1977; Leitch and others, 1989, Adams and others, 1992, Adams, 1996, Freeman and others, 1990)  Metamorphogenic gold deposits are those formed by devolitilization of hydrothermal fluids during metamorphism.  Data used to support such a metamorphogenic classification included lead, strontium, sulfur and oxygen isotopic data, fluid inclusion data, U-Pb, K-Ar and 40Ar39Ar age dates, metallic and silicate mineral petrology and metal associations.  A metamorphogenic origin for gold occurrences in the Valdez Creek district seemed plausible given data available at the time.

Following the peak of exploration activity in the Valdez Creek district (1988-1992), a series of gold deposit discoveries occurred in the Tintina Gold belt of east central Alaska and the adjacent Yukon Territory and in the Kuskokwim Mineral belt of southwestern Alaska (McCoy and others, 1997, Lang and others, 2000, Bundtzen and Miller, 1997, Hart and others, 2002, ).  These discoveries have defined two new styles of plutonic-related gold mineralization which are genetically related to mid-Cretaceous (90-105 Ma) and early Tertiary (60-70 Ma) plutonic activity.  These two subduction related plutonic events affected a large area of northwestern British Columbia, Yukon Territory, Alaska and the Russian Far East (Flanigan and others, 2000, McCoy and others, 2002, Bundtzen and Miller, 1997, McCoy and others, 2002, Eremin, 1995).  Flanigan and others (2000) predicted the presence of intrusive-related gold mineralization associated with a 60-70 Ma group of intrusives in a belt of rocks stretching from the Casino prospect area in the Yukon to southwestern Alaska along an arcuate belt located on the south side of the Denali fault.  The Valdez Creek district falls into this category as do the Golden Zone, Terra, and Shotgun gold prospects farther southwest (Freeman, 2002, Freeman, 2003).

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Recent work by Rombach and Newberry (2001) at Shotgun and by Gage and Newberry (2002) at Golden Zone has shown that these prospects share a number of features that appear to be unique to Late Cretaceous gold prospects on the south side of the Denali fault.  The Valdez Creek district shares many of the characteristics which define the 60-70 Ma plutonic-related deposits and is proposed here to be part of that group. A comparison of important features of the Valdez Creek district, Tintina Gold Belt and Kuskokwim Mineral Belt are presented in Table 2.

A synthesis of the intrusive-related gold model for prospects south of the Denali fault suggests a hydrothermal system in which metals and high CO2 bearing fluids fractionate from ilmenite series, I-type reduced intrusions during the late phases of differentiation.  Depending on the rate of ascent of these hydrothermal fluids, the level of the crust they reach before metal deposition and their associated intrusive rocks, two distinctly different metallogenic systems can form, in some cases in the same geographic area.  In deeper, higher pressure settings gold mineralization forms at temperatures ranging from 400-600oC and under conditions of low sulfur fugacity.  Such systems are characterized by elevated Au-Bi-Te-W-As mineralization.  Low-sulfur fugacity metallic minerals such as native bismuth, native arsenic, maldonite, loellingite, pyrrhotite and Au-Bi-tellurides form in such environments.  These higher temperature systems display isotopic, trace element and fluid inclusion evidence suggesting almost exclusively magmatic fluid derivation.  In higher level, lower pressure settings, mineralization forms temperatures of 250-400oC and at higher sulfur fugacities.  This mineralization is characterized by sulfur-enriched mineral species containing elevated Au-Ag-As-Cu±Sb±Hg±Pb±Zn.  These lower temperature systems display isotopic, trace element and fluid inclusion evidence suggesting significant amounts of meteoric water mixing.

One of the most important exploration considerations from a deposit model standpoint is the fact that significant quantities of gold mineralization can form anywhere in the temperature - pressure - time continuum in which these intrusive-related gold systems form.  Perhaps equally important, deposits of seemingly unrelated nature can form in the same mining district due to superimposing of lower P-T assemblages over higher P-T assemblages as a given system matures over time.  Alternatively, post-mineral faulting can juxtapose different levels of seemingly unrelated mineralization in a district.  Given our present state of knowledge, the Valdez Creek district has potential to host a range of deposit types including higher-level systems like Donlin Creek (27.8 Moz) and Shotgun (1 Moz) to deeper-level systems like Fort Knox (7.2 Moz) and Pogo (5.6 Moz).  The various styles of significant hypogene gold mineralization in the Tintina Gold Belt and Kuskokwim Mineral Belt are portrayed in a schematic cross section in Figure 6.

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Figure 6

Hg
Sb
Golden Horn
Donlin Creek
Money Knob
Hg and Meteoric Water(?)
No Hg or Meteoric Water
Vinasale Mountain
Elephant Mountain
Kuskokwim Mineral Belt
Depth (kilometers)
1
2
3
4
5
6
Table Mountain
Liberty Bell
Cheechako
Dolphin
Ryan Lode, Currey
Richardson, Shotgun
Golden Zone
True North
Valdez Creek District
Cleary Hill
Hi Yu
As, Sb, Cu, Ag, Pb, Zn
Tintina Gold Belt
Fairbanks W-Skarn
Fort Knox, Dublin Gulch
As, Bi, Pb, Te, Sn, W, Pb, Mo,
Pogo
Filename: VC-TGB-XSEC1.CDR
Metamorphic rocks
Carbonaceous Host
~90 Ma calc-alkaline intrusions
90 and 70 Ma alkalic-calcic intrusions
Sedimentary Rocks
Carbonate Host
Breccia
Stockwork Veins, "Greisen"
Skarns
Shears/Veins/ massive sulfides

FIGURE 6: Schematic cross-section through a intrusive gold complexes in the Kuskokwim Gold Belt and Tintina Gold Belt, Alaska showing relative depth of the Valdez Creek District and other significant Alaska and Yukon prospects. Data from McCoy, 1997 modified by Avalon Development, 2002.

Table 2: Comparison of important features of the Valdez Creek district, Tintina Gold Belt and Kuskokwim Mineral belt.  See text for data sources.

Characteristic	Tintina Gold Belt	Kuskokwim Gold Belt	Valdez Creek District
Host Rocks	Psammitic and volcanic	Flysch, volcanics	Psammitic and volcanic
Intrusive Types	Granitic, I-type	Granitic, I-type	Granitic, I-type
Intrusive Ages	112-90 Ma	52-77 Ma	61-74 Ma
Metamorphic Grades	Amphib then Greenschist	None to Low Greenschist	Prehnite to Sillimanite
Alteration Assemblages	Qtz+Ser dominant	Qtz-Ser dominant	Qtz-Ser dominant
Carbonate Alteration	Ankerite in/near veins	Ankerite in/near veins	Ankerite in/near veins
Placer Gold Size and Fineness	40-60 mesh, 860-910	10-100 mesh, 817-933	10-100 mesh, 850
Primary Sulfides	Aspy+Pb+Tetra+ sulfosalts+py	Aspy+Stib+Cinnabar+Cpy	Aspy+Py+Gal+Cpy
Late Stage Mineralization	Massive stibnite	Massive stibnite	Pyrite
Tungsten Mineralization	Scheelite in skarns & veins	No scheelite	No Scheelite
Bismuth Mineralization	Proximal to intrusives	Proximal to intrusives	Proximal to intrusives

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Tellurium Mineralization	Proximal to intrusives	Proximal to intrusives	Proximal to intrusives
Fluid Chemistry	Intrusive, C02 rich	Intrusive, C02 rich	Intrusive, C02 rich
Age of Mineralization	88-112 Ma	60-75 Ma	57.6-63.1 Ma
Sulfur Isotopes	-5 to +5 o/oo	-6.5 to +0.9 o/oo	-12.1 to 0.9 o/oo
Tectonic Regime	Compression to Extension	Compression to Extension	Compress to transpress
Gneiss Dome Complex	Yes	No	Yes(?)
Regional Gravity Low	Yes	Unknown	Unknown
Magnetic Signature	Subtle magnetic lows	Subtle magnetic lows	Strong magnetic lows
High Angle Faults	NE & NW, 60-90 dip	NE & NW, 60-90 dip	N60E, N45W, E-W, N-S
Low Angle Normal Faults	NW to SE hypothesized	Unknown	Unknown but suspected
Thrust Faults	NW to SE thrusting hypoth.	Unknown	N to S thrusting hypoth.
Overthrust terranes	Eclogite (Chatanika Terrane)	None	Wrangellia terrane
Porphyry System Relationship	None Known	Yes	Unknown
Current Deposit Model	Plutonic related Au	Plutonic related Au	Metamorphogenic Au
Proposed Deposit Model	Plutonic related Au	Plutonic related Au	Plutonic related Au
Placer Production	Approx. 31 Moz	3.2 Moz	600,000 oz
Lode Production	Approx. 2.1 Moz	<500,000 oz	None
Lode Resources	> 68 Moz	> 25 Moz	< 100,000 oz

MINERALIZATION

Much of the most recent information relating to gold mineralization in the Valdez Creek district is derived from field programs conducted on CanAlaska’s Rainbow Hill project and summarized by Adams (1996) and Freeman and others (1990).  Unless otherwise cited, the following summary of mineralization in the Valdez Creek district is derived from these sources.

Gold mineralization in the Valdez Creek district as a whole and on the Rainbow Hill project in specific occurs as discrete zones of quartz carbonate veins and stockworks which generally trend east-west and dip variably to the north or south (Smith, 1981, Adams, 1996).  Mineralized zones often contain a core zone containing at least one large vein with associated stockwork veins.  The geometry of the larger veins varies from nearly parallel with the dominant foliation to highly discordant.  The gold-bearing zones are closely related to structural zones as evidenced by well developed shear fabrics.  Certain competent lithologies, including metadiorite, hornfels and massive argillite and graywacke are susceptible to increased fracture permeability due to competency contrasts with less competent argillite or phyllite.  As a result gold mineralization is enhanced near the margins of these competent host rocks and within these host rocks where they are intersected by shear zones.  Although chemical characteristics of host rocks may exert some local control on the location and distribution of gold mineralization, the chemistry of host rocks in the Valdez Creek district is not thought to have a significant affect on the location and style of mineralization.

Gold mineralized zones commonly contain a central area of intense silicification, sericitization and carbonitization (±ankeritic).  In the Lucky Hill-Gold Hill area the mineralization is particularly well developed in intrusive host rocks.  Gold values are typically highest at and near the contact between intrusives and metasedimentary rocks such as argillite and phyllite.  A halo of moderate chloritization locally overlaps the central alteration types.  Weak to moderate silicification, sericitization, carbonitization and local tourmalinization

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tends to form a much broader halo extending up to several tens of meters outward from the central alteration zone.  Anomalous arsenic typically forms an even broader geochemical halo around the gold mineralized zones.  Mineralogy of the veins and stockworks includes quartz, carbonate, mica, sulfides and gold in decreasing order of abundance.  Carbonate minerals include calcite and ankerite while micas include muscovite, sericite and chlorite.  Muscovite is the most common mica constituent but chlorite is locally more abundant.  Both chlorite and sericite occur as vein selvages or as vein envelopes up to 10's of feet in width.  The most abundant sulfide minerals are pyrite and arsenopyrite with pyrrhotite, chalcopyrite, galena, stibnite and sphalerite occurring locally.  Higher gold contents generally correlate with higher sulfide contents although total sulfide contents seldom exceed more than a few percent.  Coarse-grained visible gold and fine-grained gold are both present at most of the prospects although the proportion of coarse gold varies.  For example, metallic sieve tests from the Black Creek Mine indicate 50% to 90% of the gold is >150 mesh.  Microprobe analysis did not detect gold within crystal lattices of arsenopyrite from the TMC zone.  The preponderance of coarse gold is also supported by recovery of some large placer gold nuggets (up to 52 ounces) from Lucky Gulch.

EXPLORATION

Although limited lode gold exploration has occurred in the Valdez Creek district since gold was first discovered in the area in 1897, systematic lode gold exploration was not conducted in the district until the mid-1980’s.  The first modern drilling was conducted by CanAlaska Resources during 1989, 1990 and 1996.  Financial constraints brought on by an industry-wide shift in exploration away from North America resulted in only minor exploration in the district during the period 1991 through 1996 and virtually none from 1996 to present.  Despite a rush back to Alaska in the period 1994 through 1999, the thrust of that exploration boom was directed toward plutonic-related gold occurrences in other parts of Alaska.  Since Valdez Creek was not considered to be a district with potential for plutonic-related gold occurrences, no substantive exploration has been conducted on the Valdez Creek district in over 10 years.  The following is a brief summary of the significant prospects on which exploration has been conducted since the mid-1980’s.

TMC Zone:  The TMC Zone straddles the south flank of Lucky Hill between White Creek and Eldorado Creek (Figure 3) and is the only prospect in the district on which resources have been estimated (see Mineral Resources and Mineral Reserve Estimates).  Drilling and trenching of the TMC prospect in 1989 and 1990 revealed a series of sub-parallel south dipping quartz-carbonate stockwork zones and veins hosted in south dipping dioritic sills and adjacent argillite (Table 3, Freeman and others, 1990).

 Quartz stockwork zones range from 15 to 25 feet in thickness.  Individual veins range up to 3 feet in thickness and are paralleled by networks of smaller veinlets.  Two distinct vein sets are present in the discovery outcrop:  i) a set trending approximately N55E and dipping 65o to 90o south consists of larger quartz-carbonate veins with minor pyrite, and ii) a set trending nearly EW and dipping 65o to 90o south consists of sericite-carbonate-quartz with abundant pyrite and arsenopyrite (Figure 7).  Arsenopyrite occurs as large, deformed euhedra up to 1.5 centimeters across.  In thin section quartz, calcite, pyrite and white mica appear to have formed first followed by ankeritic carbonate, arsenopyrite and chlorite.  IP/resistivity surveys of

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the TMC zone suggest continuation to the west (Warren, 1990).  Average true width of mineralization is 17 feet although widths as great as 70 feet grading 0.475 opt gold (uncut) were intersected (hole R23, 310’-380’).  Drill logs and assays for the TMC zone suggest that from east to west the average dip of stratigraphy increases as does the average dip of mineralization.  Airborne magnetic data suggests possibly high angle faults trending N45W and N60E may offset the surface strike of the TMC zone (Adams, 1996).  Block modeling was used to calculate a drill-inferred gold resource for a portion of the TMC zone (see below).

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Figure 7

Alteration
Mineralization
Structure
Geochemistry
(Sample #, ppb Au, ppm As)
125
100
75
50
25
0
Argillite
Diorite
Argillite
Qtz Veins
Volcanics
Bxa
Bxa
Bxa
45
fol
70
fp
65
fp
60
fol
45
fol
Chl+ Sil+
FeOx++
Qtz-carb++ Chl+
Sil+ ank- ser-
Chl- Sil-
Ser-
FeOx+ Sil-
FeOx+ Ser-
Py-
Vis Au
Py++ aspy+
po-
Vis Au
Py-
Vis Au
37, 640, >2000
36, 462, >2000
35, 900, >2000
34, 262, >2000
33, 148, 1405
32, 12,nill
31, 253, nil
30, 1070, >2000
29, 46284, 1923
28
27
26, 4641, 801
25, 876, 598
5 foot channel samples
W
N
E
S
0
Feet
25

FIGURE 7: Plan map of the TMC Discovery trench, Rainbow Hill project, Alaska. Modified by Avalon Development after Freeman and Adams (1989).

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Table 3: Summary of significant drill intercepts from the 1989 and 1990 drilling on the TMC Zone (Data from Freeman and Adams, 1989 and Freeman and others, 1990).

Hole #	Year	Type	Interval	Thickness (ft)	-150 Mesh Au (opt)	Met. Sieve Au (opt)
5	1989	RC	55-95	40	N/A	0.322
6	1989	RC	30-70	40	N/A	0.210
2	1990	RC	20-30	10	N/A	0.260
5	1990	RC	55-95	14	N/A	0.322
6	1990	RC	30-70	14	N/A	0.211
10	1990	RC	255-260	5	N/A	0.136
10	1990	RC	270-275	5	N/A	0.169
11	1990	RC	100-110	10	0.180	0.156
11	1990	RC	225-250	25	0.144	0.026
11	1990	RC	370-395	25	0.176	0.105
22	1990	RC	180-185	5	0.122	0.004
22	1990	RC	195-210	15	0.077	0.175
22	1990	RC	200-210	10	0.112	0.115
22	1990	RC	280-290	10	0.120	0.100
23	1990	RC	310-320	10	0.126	N/A
23	1990	RC	335-340	5	0.109	N/A
24	1990	RC	90-95	5	0.121	0.126
24	1990	RC	145-155	10	0.100	0.110
24	1990	RC	160-170	10	0.006	0.102
24	1990	RC	355-375	20	0.137	0.033
2	1990	Core	180-190	10	0.135	0.134
4	1990	Core	100-101	1	0.123	0.007
4	1990	Core	102-105	3	0.033	0.107
5	1990	Core	277-279	2	0.116	N/A
6	1990	Core	222-236	14	0.386	0.008
7	1990	Core	74-75	1	0.136	N/A
14	1990	Core	17-21	4	0.254	N/A
14	1990	Core	49-62	12	0.134	N/A

Drilling and IP data from 1990 suggest the strike and down-dip extent of mineralization on the TMC zone is open to expansion.  Drilling in 1990 was limited to some degree by the fact that land immediately south of the TMC zone was not controlled by CanAlaska so additional drilling down-dip of known mineralization was not possible.  This encumbrance no longer exists so additional drilling can be conducted.

Lucky Saddle Prospect:  The Lucky Saddle prospect lies on the south flank of Lucky Hill and just north of the TMC zone (Figure 3).  This prospect was first identified as a large gold - arsenic soil anomaly measuring 3,400 feet by 800 feet and trending N50E (Freeman and Adams, 1988).  The zone is characterized by gold values up to 0.1 opt and averaging 0.029 opt and by anomalous mercury and arsenic values.  Trenches excavated across the zone in 1989 exposed a variety of metamorphosed hornfels and small dioritic dikes within sheared rock of the Lucky thrust fault.  The shear zone is 200 feet wide and contains at least 10 fault structures trending EW to N80E and dipping variably from 60 degrees south to 45 degrees north (Freeman and Adams, 1989).  Rock chip channel samples returned gold values of 0.415 opt over 5 feet and 0.05 opt over 20 feet.  Rock samples also returned highly anomalous arsenic, lead and zinc values and subanomalous antimony, silver and mercury.  Subsequent plans to drill the down-dip extension of the Lucky thrust were never completed and this target area remains untested by drilling.

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Lucky Top Prospect:  The Lucky Top prospect is located near the summit of Lucky Hill and approximately 0.5 miles north of the TMC zone (Figure 3).  Gold mineralization at the prospect is hosted in metamorphosed diorite and surrounding hornfels.  Tourmaline-carbonate-quartz breccia with weak sulfide mineralization occurs along the contact of the intrusive.  Grab samples of hornfels and breccia from the dump returned up to 0.78 opt gold and nearby rubble crop of altered intrusive returned gold values up to 0.11 opt gold (Freeman and Adams, 1988). IP-resistivity surveys conducted over the prospect in 1990 indicate a distinctive chargeability and metal factor anomaly attributed to a broad alteration assemblage containing sulfides in graphitic argillite (Freeman and others, 1990).  Mapping and sampling of road cuts on the prospect indicated all of the rocks have been altered by pervasive flood carbonitization and associated quartz stockwork veining.  Iron oxide after iron carbonates stains these rocks ocherous red.  Replacement of original sedimentary textures is common and some exposures indicate multiple periods of brecciation and mylonitization.  Pyrite and rare arsenopyrite were observed in samples collected in this area and mercury was anomalous in many samples (up to 0.09 ppm).  Anomalous mercury may represent a leakage halo distal to precious metal accumulations.  If this is the case, gold mineralization may exist either vertically beneath or laterally adjacent to quartz-carbonate breccia zones exposed on the prospect (Freeman and others, 1990).

Gold Hill Prospect:  The Gold Hill prospect is located on the crest and north flank of Gold Hill (Figure 3).  Trench mapping and sampling conducted during 1990 revealed extensive metamorphosed hornfels and dioritic dikes with minor quartz veins.  Chip channel sampling of the trench exposures returned gold values up to 0.09 opt over 5 feet and 200 ppb over 15 feet (Freeman and others, 1990).  Anomalous arsenic values (up to 4,910 ppm) are more widespread.  East-west- and northwest-trending gold-in-soil anomalies defined by 300 to 400 ppb gold values occur on the north and south flanks of Gold Hill.

Reverse circulation drilling conducted on the prospect in 1996 discovered persistent low grade gold mineralization associated with a series of north-dipping, altered dioritic dikes (Figure 8, Adams, 1996). Higher gold values appear to be localized along the faulted contact zones of the dikes.  Quartz-carbonate and tourmaline alteration is ubiquitous.  Gold mineralization is associated with zones of intense arsenopyrite-pyrite-sericite-calcite-quartz stockworks and with quartz-carbonate-tourmaline-altered fault breccias hosted in biotite schist, biotite-tourmaline-quartz hornfels and hornblende diorite dikes. Grab rock samples collected from rubble near one drill pad returned gold values of 0.70 opt from sheared quartz-sericite-altered quartzite with vuggy quartz-pyrite veinlets.  Gold Hill is thought to be the source of bismuth-gold nuggets identified in alluvial concentrates on lower white Creek (Freeman, 1991b, Wimmler, 1925, and Ross, 1933).  Placer concentrates of this material contain significant quantities of gold, hessite (Ag2Te), galena, native bismuth, arsenopyrite, pyrite, native copper, chalcopyrite, native arsenic, pyrrhotite, realgar and orpiment (Smith, 1981).  Analyses conducted on gold-bismuth nuggets from White Creek contained >200 ppm Ag, 5,950 ppm Bi, 6,380 ppm Cu and >10,000 ppm Pb (Freeman 1991b).  The presence of small gold-bearing intrusives near the crest of Gold Hill and the presence of native bismuth, native arsenic, telluride minerals and bismuth-gold nuggets in concentrates suggests the possibility of a proximal intrusive-hosted gold occurrence in the area.

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Figure 8

N
S
W
E
3500
Res (+)
Gold Hill Diorite
Gold Hill Claims
Lucky Gulch
Res
(+)
Yellowhorn Adit
Lucky Thrust fault
hornfels
pendant
4000
200 ppb
Au-in-soils
GHR96-3
GHR96-4
GHR96-5
GHR96-1
GHR96-2
4974'
11 12
14 13
4500
Res
(+)
Mag (-)
4000
50 ppb
Au-in-soils
Mag (-
Explanation
Gold Hill Meta-Diorite
Meta-Gabbro dike
Fault
Lithologic
contact
Mag (-)
Res (+)
Gold-in-soil anomaly
0
Feet
1000

FIGURE 8: Geologic, geochemical, geophysical, and drill hole location map of the Gold Hill prospect, Valdez Creek Mining District, Alaska. Data modified from Adams, 1996.

Black Creek (Wagner) Prospect: Little is known about the geology and mineralization of the Black Creek adit prior to Smith’s (1981) summary.  The majority of the past exploration on the prospect has been directed at the smaller of two dioritic to granodiorite intrusives along steeply northeast dipping, N70-80W striking faults (Smith, 1981, Freeman, 1986).  Smith (1970) noted the presence of free gold from surface pits on the larger of the two intrusives as well as mineralization in the form of pyrite-pyrrhotite-gold in the carbonaceous argillite units.  Smith (1981) reported gold values in the Black Creek adit ranging from 0.18 to 86 ppm and arsenic values ranging from 90 to greater than 5,000 ppm (Figure 9).  Mineralization was strongest in intrusive rock with the seventy feet of mineralized intrusive rock averaging 40.8 ppm Au (1.19 opt).  Gold is associated anomalous Cu and Te with sporadic Ag, Bi and Pb anomalies.  Sporadic mineralization in the argillite units adjacent to the intrusives yielded values up to 50 ppm Au, 1,000 ppm As and 1.2 ppm Te (Smith, 1981).  The Te values on the Black Creek prospect are consistently higher than elsewhere in the district with the possible exception of the Timberline Creek intrusive mineralization.  The presence of anomalous Bi at the Black Creek prospect is supported by reports of bismuthinite in the Eldorado Creek placer deposit below the Black Creek prospect (T. Bundtzen, 1985, oral comm.). CanAlaska Resources conducted sampling in the adit in 1989 (Freeman and Adams, 1989) which generally confirmed the results of Smith (1981).  Analytical results from the 1989 field program indicated that a significant proportion (50-90%) of the gold is coarser than 150 mesh (100 microns).

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Figure 9

140
130
120
110
100
90
80
70
60
50
40
30
20
10
45
60
70
30
60
70
85
80
Geochemistry
(ppm Au, ppm As)
0.4, <90
0.52, <90
3.0, 90-380
<0.18, <90
0.18, 90-380
0.28, 380-1800
16.8, 1800->5000
30, 1800->5000
Numerous quartz
veins in intrusive
86, 1800->5000
56, 1800->5000
4.8, 380-1800
86, 1800->5000
Nil, 380-1800
0.86, 380-1800
10.8, 380-1800
Numerous quartz
veins in intrusive
EXPLANATION
Shattered quartz vein
with py and/or aspy
and carbonate
Sheared, altered diorite
to granodiorite
Fine-grained black
argillite and graywacke
60
70
Strike and dip of
foliation and bedding
Fault or shear zone
Rock sample locations
N
W
E
S
0
Feet
40

FIGURE 9: Plan map of the Black Creek adit, Valdez Creek district, Alaska. Data modified from Smith, 1981.

In 1990 CanAlaska Resources drilled five reverse circulation and three diamond core holes on the Black Creek prospect (Freeman and others, 1990).  Drilling intersected two mineralized zones within the northern of two intrusive bodies which crop out near the Black Creek adit.  The upper zone consisted of pyrite and arsenopyrite-bearing chloritic diorite with abundant white quartz stockwork veinlets which returned 4 feet grading 0.254 opt Au.  The lower intercept returned 12 feet grading 0.134 opt Au in identical rock.   Drilling to the south of the Black Creek adit indicated that the two intrusives exposed on the surface merge at depth.

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Roadcuts located within the northern Black Creek intrusive returned gold values from channel samples which averaged 0.3 opt over a 20 feet.  Visible gold was present in honey colored quartz veinlets in the diorite host rock.  Sulfides average less than 5% of the rock mass while quartz stockwork veins comprise 20-100% of the rock mass.  A sample collected in this area in 1989 returned a value of 4.103 opt gold (Freeman and Adams, 1989).  The extremely low arsenic values associated with high-grade gold samples suggests that coarse gold on the Black Creek prospect is not paragenetically related to arsenic mineralization.  Similar results were obtained from preliminary metallurgical tests previously conducted on the Black Creek prospect (H. Lightfoot, oral comm., 1989).

Timberline Creek Prospect: The Timberline Creek prospect is situated in the western Valdez Creek district near the junction of Timberline Creek and lower Valdez Creek (Figure 3).  Gold is hosted in both intrusive and metasedimentary rocks however intrusive-hosted gold mineralization is the dominant form of mineralization.  Quartz veining is accompanied by shearing and intense chlorite alteration (Adams and others, 1991).  Individual veins have narrow alteration envelopes.  Gold mineralization consists of quartz-calcite ladder veins and stockworks with disseminated pyrite, arsenopyrite and chalcopyrite.  High gold values are frequently associated with high arsenic and tellurium values and are locally associated with high copper values (Adams and others, 1991, Herzberg, 1980).

Limited reconnaissance exploration in the Timberline Creek area in 1990 indicated that an older set of mineralized veins trend N50E and dip steeply to the southeast (Figure 10).  Younger mineralized veins are more continuous and trend N80W with steep north dips (Adams and others, 1991).  Apparent left lateral motion along the northwest vein system offsets the northeast vein system (Smith, 1981).  Vertical relief between the lowest known mine workings on the Caribou veins in the old Timberline Creek adit and the highest surface exposures is approximately 700 feet.

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Figure 10

EXPLANATION
Surficial deposits
Altered quartz diorite
Biotite schist
Argillite and graywacke
Fault or shear zone
Contact
Prospect
Rock sample with Au > 0.18 ppm
N
W
E
S
0
Feet
2000
Big Water Hole vein
Little Caribou vein
Big Caribou vein
Freda C - Valdez 6 vein
Timberline Adit
1
hornfels
Timberline Creek
?
3
Campbell Boedeker vein
2
Sunny Gulch

FIGURE 10: General geology of the Timberline Creek prospect, Valdez Creek district, Alaska. Modified from Smith, 1981. Prospect key: 1 = Timberline prospect; 2 = Campbell Boedeker prospect; 3 = Sunny prospect.

Quartz veins at Timberline Creek are up to two feet in width while stockwork zones reach up to eight feet in width.  Gangue mineralogy of the veins consists of milky, white quartz, chlorite, calcite, sericite and local ankeritic carbonate and black tourmaline (Adams and others, 1991).  Sulfide mineralogy includes pyrite, pyrrhotite, arsenopyrite, galena, sphalerite and chalcopyrite.  Tellurides of silver and/or bismuth (including hessite or volynskite) have been tentatively identified in the intrusive-hosted veins and trace tetrahedrite has been identified in wall-rock stockworks (Herzberg, 1980).  Chlorite and carbonate alteration is pervasive around the veins and sericite forms narrow envelopes.  Assays of the major veins range from 0.24 to 3.96 opt Au (Ross, 1933; Tuck, 1938).  The highest gold value reported by Smith (1970) and Herzberg (1980) was 2.7 opt Au.  Grab samples collected by Adams and others (1991) from the Freda G. vein returned 0.1 opt Au and 0.14 opt Ag. Quartz vein material with sulfide stringers collected from the dump at the mill site contained 0.126 opt Au, 0.05 opt Ag and 2,960 ppm As.  No drilling has ever been conducted on the property.

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DRILLING

Drilling in the Valdez Creek district has been limited to reverse circulation drilling conducted at various placer gold prospects since the 19870’s while reverse circulation and diamond core drilling was completed on lode prospects in 1989, 1990 and 1996 on the Rainbow Hill and Black Creek prospects (Freeman and Adams, 1989, Freeman and others, 1990, Adams, 1996, Kurtak and others, 1992).  The details of individual placer gold exploration drilling programs are not known.  All of the lode exploration drilling was conducted on behalf of CanAlaska Resources.  Both diamond core and reverse circulation drilling was conducted by various independent drilling contractors.  Diamond drill core sizes ranged from NX to HX in size.  Reverse circulation drilling was by 6 inch down-hole hammer and tri-cone bit.

SAMPLING METHOD AND APPROACH

Few details are available regarding the different sampling protocols utilized by contractors and geological consultants exploring the Valdez Creek district.  All of the exploration conducted on CanAlaska’s Rainbow Hill project from 1985 through 1990 was conducted by Fairbanks Exploration Inc., a Fairbanks-based geological consulting firm.  Exploration conducted from 1991 to the present was conducted under supervision of Avalon Development Corp. or Spectrum Resources Inc., also experienced Fairbanks-based geological consulting firms.

SAMPLE PREPARATION, ANALYSES AND SECURITY

Geochemical samples collected during exploration conducted from 1985 to the present were analyzed by Bondar Clegg Ltd. and Chemex Labs using a variety of analytical equipment capable of a wide range of lower and upper detection limits.  Drill core was logged and split on-site while reverse circulation samples were collected, split and logged on-site.  Although sample security details varied from project to project, all samples were retained at the Rainbow Hill camp until shipment in various size allotments to geochemical preparation laboratories in Anchorage, Fairbanks or elsewhere in the lower 48 United States or Canada.

DATA VERIFICATION

Other than limited metallic screen analyses conducted by CanAlaska Resources at their Rainbow Hill project in 1989 and 1990 (Freeman and Adams, 1989, Freeman and others, 1990) the only data verification procedures employed were those internal to the respective geochemical laboratories that analyzed samples from the Valdez Creek district.

ADJACENT PROPERTIES

The Valdez Creek District contains several other claim blocks besides the Rainbow Hill project claims.  Several of these properties contain old placer mines and/or lode gold prospects. While some of these properties may contain significant mineralization that is similar to that known to exist on the Rainbow Hill project, a discussion of these prospects is outside the scope of this report and would be based on geological inference only because of the lack of quantitative data.

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MINERAL PROCESSING AND METALLURGICAL TESTING

A limited number of metallic screen (metallic sieve) analyses were conducted by CanAlaska Resources on the Rainbow Hill project in 1989 and 1990.  Freeman and Adams (1989) reported that analytical results from the Black Creek adit indicated a significant proportion (50-90%) of the gold is coarser than 150 mesh.  The conclusion drawn from this observation was that standard fire assays utilizing only the minus 150 mesh fraction significantly underestimate the gold values present at the Black Creek prospect. Results from the Black Creek sampling prompted CanAlaska to conduct metallic sieve gold analyses for all drilling conducted at the TMC zone in 1989 and for selected holes drilled in the TMC zone in 1990 (Freeman, 1991a).  Resource calculations were completed for the -150 mesh fraction only and for those with metallic sieve analyses. The results of this comparison indicated that weighted average metallic sieve analyses returned 38% higher average grade, 36% higher total tons, 71% greater average thickness and 102% higher total ounces (Freeman, 1991a).  It is clear from these analyses that a significant nugget affect is present in mineralized rock from Rainbow Hill and that false-negative geochemical results have a much higher probability of occurrence than false positive results.  Steps to eliminate or reduce the nugget effect should be utilized in future exploration programs.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In December, 1996 CanAlaska Resources retained consultant Spectrum Resources Inc. to conduct a summary report which included an internal resource estimate for the TMC zone on the Rainbow Hill project (Adams, 1996). This report was completed by David Adams who is a Qualified Person as defined by NI43-101.  These historical resource calculations comply with the standards for Inferred Resources as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

A preliminary drill-inferred gold resource estimate for the TMC zone is based on intercepts obtained from 1989 and 1990 reverse circulation and core drilling, although surface trench channel sample intervals are included in two instances.  The results of the gold resource estimate are shown in Table 4. Resources were determined using north-south drill cross-sections which delineated gold mineralization in five areas: areas 1 through 4 are contiguous along strike while Area 5 is a separate resource block situated at the east end of the TMC zone.

The resource estimates were calculated using a cross-section and block model method.  Individual blocks extend one half the distance to the nearest cross-section along strike and one half the distance to the nearest drill hole along the dip slope.  A longitudinal east-west section illustrating the geometry of the resource blocks is shown in Figure 11.  True width intercepts and a lower cutoff grade of 0.03 opt gold were used in all calculations.  Weighted average grades for individual blocks were determined from a combination of both metallic sieve and standard fire assay values.

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Figure 11

Elevation
4900 FT
4800 FT
4700 FT
4600 FT
4500 FT
4400 FT
4300 FT
4200 FT
4,900 FT
4,800 FT
4,700 FT
4,600 FT
4,500 FT
4,400 FT
4,300 FT
4,200 FT
Section 29,550E
Section 29,750E
Section 29,950E
Section 30,145
Section 30,280
Section 30,430
Section 31,580
TMC Discovery Zone
Block 13: 14 ft @ 0.162
Block 14: 10 ft @ 0.26
Block 15: 10 ft @ 0.263
Block 16: 14 ft @ 0.211
Block 17: 1 ft @ 0.136
Block 12: 3 ft @ 0.107
5 ft @ 0.061
1 ft @ 0.043
Block 18: 10 ft @ 0.134
5 ft @ 0.068
10 ft @ 0.018
Block 11: 10 ft @ 0.156
Block 10: 5 ft @ 0.126
Block 8: 5 ft @ 0.136
Block 9: 5 ft @ 0.169
Block 6: 10 ft @ 0.11
Block 6A: 10 ft @ 0.102
Block 2: 2 ft @ 0.116
Block 7: 25 ft @ 0.026
Block 3: 70 ft @ 0.475
Block 2: 10 ft @ 0.102
Block 5: 25 ft @ 0.169
Block 4: 20 ft @ 0.033
Break in Section
Block 19: 5 ft @ 0.004
Block 20: 10 ft @ 0.1
Block 21: 15 ft @ 0.175
29,500E
29,600E
29,700E
29,800E
29,900E
30,000E
30.100E
30,200E
29,500E
29,600E
29,800E
29,900E
30,000E

Figure 11: East-west longitudinal section of the TMC Zone gold resource model, Rainbow Hill Project, Valdez Creek Mining District, Alaska. Data from Adams, 1996.

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Table 4.  Resource blocks for the TMC zone.  Lower cutoff is 0.03 opt; tonnage factor equals

12 ft3/ton.  Grades are uncut weighted average metallic sieve analyses, except for blocks 1 and 17, where only standard fire assays were available.  Data from Adams, 1996.

Area	Block Number	Drill Hole	East Section Line	Strike Length (Feet)	Dip Length (Feet)	Thickness (Feet)	Tonnage (Short Ton Unit)	Grade (opt Gold)
1	1	C5	29,750	200	90	2	3,000	0.116
1	2	R25	29,550	190	100	10	15,833	0.102
1	3	R23	29,750	200	90	70	105,000	0.475
1	4	R24	29,750	200	100	20	33,333	0.033
1	5	R11	29,950	195	100	25	40,625	0.105
2	6	R24	29,750	200	75	10	12,500	0.110
2	6a	R24	29,750	200	75	10	12,500	0.102
2	7	R11	29,950	195	100	25	40,625	0.026
2	8	R10	30,145	165	125	5	8,594	0.136
2	9	R10	30,145	165	125	5	8,594	0.169
3	10	R24	29,750	200	65	5	5,417	0.126
3	11	R11	29,950	195	100	10	16,250	0.156
3	12	C4	30,145	165	125	3	5,156	0.107
4	13	R1, R20	30,280	145	25	14	4,229	0.162
4	14	R5, C7	30,280	145	50	10	6,042	0.260
4	15	Tr 6	30,450	185	25	10	3,854	0.263
4	16	R6	30,450	185	65	14	14,029	0.266
4	17	R5, C7	30,450	185	50	1	771	0.136
4	18	C2	30,450	185	40	10	6,167	0.134
5	19	R22	31,580	200	75	5	6,250	0.004
5	20	R22	31,580	200	75	15	18,750	0.175
5	21	R22	31,580	200	90	10	15,000	0.100

The total resources for the TMC zone were estimated at 382,519 short tons at a weighted average grade of 0.236 opt Au (containing 90,285 ounces, Table 5).  It must be noted that the mineralized zones are open down dip in Areas 1, 2 and 3 and along strike to the west where additional drilling is likely to increase total gold resources.

Table 5: Summary of gold resources, TMC zone.  Data from Adams, 1996.

Area	Tons	Au Grade (opt)	Total Ounces	Avg. Thickness (ft)
1	197,791	0.337	66,655	26
2	82,813	0.086	7,122	13
3	26,823	0.141	3,769	6
4	35,092	0.226	7,933	10
5	40,000	0.120	4,806	10
TOTALS	382,519	0.236	90,285	17

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OTHER RELEVANT DATA AND INFORMATION

There are no other data available to the author that bear directly on the potential of the Rainbow Hill project.

INTERPRETATIONS AND CONCLUSIONS

The Rainbow Hill project is situated in Valdez Creek mining district in the Maclaren metamorphic belt of the central Alaska Range.  These rocks were derived from metamorphism of the Jurassic Kahiltna overlap assemblage (Nokleberg and others, 1994).  Rocks in the district range from prehnite - pumpellyite grade black argillite and graywacke on the south through sillimanite gneiss to the north.  District structures include northeast, northwest, east-west and north south structures.  Intrusives ranging in age from Late Cretaceous through early Tertiary intrude the metamorphic rocks of the district.  The district has produced approximately 600,000 troy ounces of placer gold and a negligible amount of lode gold.  With the exception of the 90,000 ounce resource at the TMC zone on the Rainbow Hill project, no other lode gold resources have been defined in the district.

Information which has been generated in the Valdez Creek district since 1992 strongly suggests that gold occurrences in this district are plutonic-related.  These new data also suggest that large areas of the Valdez Creek district where exploration has not been conducted are in fact highly prospective for intrusive-related gold mineralization. Sericite from gold-bearing quartz veins returned 40Ar39Ar ages ranging from 57.6 to 63.1 Ma (Adams and others, 1992).  These data suggested that mineralization occurred well after the 70 Ma peak of regional metamorphism in the district (Goldfarb and others, 1997, Davidson, 1991) and at approximately the same time as small stocks such as the Gold Hill stock (Adams and others, 1992) and the Butte Lake intrusive complex in the adjacent Healy A2 quadrangle (Smith and others, 1988).

Stable isotope data from the Valdez Creek district presented by Goldfarb and others (1997) were originally interpreted as being compatible with a metamorphogenic process.  Examination of these results suggests that sulfur, hydrogen and oxygen isotope data are equally compatible with the plutonic-related gold models of McCoy and others (1997, 2002) and Rombach and Newberry (2001).  Isotopic data from pyrite, sphalerite and arsenopyrite from the Valdez Creek district returned δ34S values ranging from -12.1 to +0.9o/oo which spans the same general range of δ34S values for plutonic-related gold occurrences in the Fairbanks Mining district (δ34S = -5 to +5o/oo, McCoy and others, 1997) and from plutonic-related gold occurrences in the Kuskokwim Mineral belt of southwestern Alaska (δ34S = -6.5 to +0.9o/oo, McCoy and others, 1997).  Oxygen isotopes from the Valdez Creek district returned δ18O values ranging from 14.9 to +18.5o/oo which spans the same general range of δ18O values for plutonic-related gold occurrences in the Tintina Gold belt of Interior Alaska (δ18O = 11.6 to +17.8o/oo, McCoy and others, 1997).  Hydrogen isotopes taken from micas from the Valdez Creek district returned δD values ranging from -53 to -92o/oo which matches the range of δD values for plutonic-related gold occurrences in the Tintina Gold belt of Interior Alaska (δD = -46 to -132o/oo, McCoy and others, 1997).

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Fluid inclusion data are limited for the Valdez Creek district but suggest gold mineralization occurred with low salinity, CO2-rich fluids under moderate to high temperature (290-305oC) and moderate pressure (>1-2.3 kb) conditions (Herzberg, 1980, Goldfarb and others, 1997).  Fluid pressure, temperature and composition data from the Tintina Gold belt are nearly identical to those from the Valdez Creek district (McCoy and others, 1997, 2002) further indicating that gold mineralization in the Valdez Creek district may be plutonic-related.

Bismuth and tellurium contents have been widely applied to zoning models for plutonic-related gold occurrences in the Tintina Gold belt and Kuskokwim Mineral belt (Flanigan and others, 2000, McCoy and others, 1997, McCoy and others, 2002).  Higher gold to bismuth correlations at a given occurrence suggest closer proximity to intrusive heat and fluid sources.  Lower gold to bismuth correlations generally indicate emplacement more distal to intrusive sources.  There is only limited amount of bismuth analyses for the Valdez Creek district, none of which were analyzed at the more useful lower detection limits currently available (Freeman, 1991b).  The few analyses for Bi that do exists suggest a strong correlation between Au and Bi in soils (Wiltse and others, 1991), in heavy mineral concentrates from placer gold operations on White Creek (Freeman, 1991b) , from rock samples collected in intrusive rocks from the Timberline Creek and Black Creek prospects and from garnet-bearing schists at the Dan prospect (Freeman, 1992).  Collectively these samples suggest a proximal fluid and heat source for several known gold occurrences in the Valdez Creek district.  This conclusion is further supported by the observations that gold and tellurium occur together in hand specimens in the Timberline Creek area despite a poor statistical correlation between these two elements as a result of surface weathering phenomenon (Adams and others, 1991, Herzberg, 1980).  Gold is even more strongly associated with tellurium than it is with bismuth in proximal gold occurrences in Interior and Southwest Alaska such as Pogo, Fort Knox, Dolphin, Golden Zone and Shotgun (McCoy and others, 1997, 2002, Smith and others, 1999, 2000; Flanigan and others, 2000, Freeman, 2002a, 2002b).

The location of placer gold-producing streams has been used in the past to focus gold exploration in the Valdez Creek district.  While placer gold in a drainage clearly is a positive geochemical indicator of potential lode mineralization, recent Alaskan gold discoveries have shown that the absence of gold in a given drainage does not mean that particular drainage has low potential to host a major lode gold occurrence.  Bundtzen and Miller (1997) concluded that there is a negative correlation between the amount of gold production from a given drainage and the location of major gold occurrences in Southwest Alaska such as Donlin Creek (27.8 Moz).  Similar conclusions can be drawn for deposits such as Fort Knox (7.2 Moz), True North (3 Moz) and Pogo (5.6 Moz) in Interior Alaska.  Gold in all of these deposits is relatively fine grained and the majority of this gold is not recoverable by gravity methods.  Streams draining these deposits have little or no recoverable placer gold associated with them and have little or no past placer gold production from them.  As a consequence exploration in these drainages has been limited because they were thought to have lower potential for lode gold mineralization.

Based on the existing data from previous work completed in the Valdez Creek district combined with information derived from more recent gold discoveries in Alaska and the Yukon Territory, it clear that the Valdez Creek district has many of the earmarks of plutonic-related gold deposits.  Future exploration efforts should be designed to evaluate specific targets for intrusive related gold mineralization.

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RECOMMENDATIONS:

The following recommendations for future work are warranted for the Rainbow Hill project area:

1.

Public Sector Digital Compilation: All public sector geochemical, geological and geophysical data should be compiled in a digital GIS format for the Healy A1, Healy A2 and Big Delta A6 quadrangles.  These three quadrangles cover the suspected plutonic-metamorphic belt that hosts mineralization in the Valdez Creek district.  The cost of this work is approximately $25,000.

2.

Land Status Compilation: The mining claim status of the Valdez Creek district should be compiled to allow timely acquisition of the prospective targets that currently are open to mineral entry.  The cost of this work is approximately $5,000.

3.

Claim Staking: State mining claims should be staked over targets of merit identified through GIS and land status compilations.  The cost of this work is approximately $30,000.

4.

TMC zone: Additional drilling and ground geophysical surveys should be completed on the TMC zone.  The focus of this work should be expanding the known mineralization along strike and down dip and on quantifying the nugget effect present in some areas of the prospect.  Approximately 5,000 feet of large diameter reverse circulation drilling is recommended for this portion of the program.  In addition, an additional 10 line-kilometers of induced polarization (IP) geophysical surveys should be completed to better defined future drill targets and expand the on-strike and down-dip extent of the TMC zone.  The cost of this work is approximately $385,000.

5.

Lucky Saddle Prospect: Limited trenching in the Lucky Saddle prospect indicated the presence of significant gold mineralization along the trace of the thrust.  Large diameter reverse circulation drilling should be conducted on the previously undrilled prospect to determine the extent and grade of highly anomalous gold in soils and rocks. Approximately 5,000 feet of large diameter reverse circulation drilling is recommended for this portion of the program.  The cost of this work is approximately $350,000.

6.

Dan Creek prospect: Gold values up to 0.509 opt and anomalous bismuth in garnet schists at the Dan prospect suggest proximal intrusive-related gold mineralization may be more widespread that previously thought.  The project is situated in a prominent upland area between Roosevelt, Valdez and Grogg Creeks where little lode exploration has been conducted.  Additional geochemical sampling and geological mapping should be conducted to determine the extent of this mineralization.  Follow-up saw channel sampling is recommended in advance of initial exploration drilling. The cost of this work is approximately $35,000.

7.

Valdez Creek North: The north side of Valdez Creek is comprised of garnet to sillimanite grade metamorphic rocks intruded by 60-70 Ma granitic intrusives.  No placer gold has been won from streams draining this part of the district and little lode exploration has been conducted in this area.  The geologic setting on the north side of

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Valdez Creek is similar to the 5.6 million ounce Pogo gold deposit: both areas are situated in an gneiss dome complexes that had no known historic placer or lode prospects or production.  Most of the Valdez Creek North area is open to staking. The Valdez Creek North area represents an extremely attractive exploration area. Initial work should consist of stream sediment, pan concentrate and rock geochemical sampling and geological mapping to determine if significant gold mineralization is present in high grade metamorphic rocks. Follow-up saw channel sampling is recommended in advance of initial exploration drilling. The cost of this work is approximately $50,000.

8.

Timberline Creek area: Previous surface and underground exploration at Timberline Creek has indicated widespread gold mineralization hosted in or associated with the Timberline Creek intrusive.  Despite small amounts of exploration in the Timberline Creek area in the late 1980’s, there has been no exploration drilling or other significant exploration conducted on the property.  Closely spaced grid-controlled rock and soil sampling should be conducted in advance of backhoe or dozer trenching and drilling. The cost of this work (not including drilling) is approximately $150,000.

9.

Butte Lake area: The Butte Lake intrusive complex is approximately 10 mines west of the Valdez Creek district and has had limited exploration work conducted on it in the last 15 years (Stevens, 2001). The area is hosted in the same zoned metamorphic sequence that hosts gold mineralization in the Valdez Creek district except that intrusives rocks in the Butte Lake area are more widespread than in the Valdez Creek district.  The large number and size of the intrusives in the Butte Lake area have potential to host intrusive-related mineralization. Reconnaissance scale exploration should be conducted in this area prior to staking and follow up exploration work. The cost of this work is approximately $50,000.

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Freeman, C.J., 1991a, Metallic Sieve Ore Reserve Estimates, Rainbow Hill project, Alaska:   Memorandum to CanAlaska Resources Ltd., March, 1991, 10 pp.

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Freeman, C.J., 1992, Geochemical summary for the 1991 and 1992 Rainbow Hill project, Alaska:   Memorandum to CanAlaska Resources Ltd., September, 1992, 15 pp.

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